UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 19 May 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields Limited has granted on 1 March 2014 (“the Grant Date”),
Bonus Shares a director of a major subsidiary of Gold Fields in terms of the Gold Fields Limited 2012 Share Plan as set out
below.

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.

Name
Ernesto Balarezo
Position Director of a major subsidiary
Company Gold Fields La Cima S.A.
No of Bonus Shares issued and
accepted
76,273
Bonus Share issue price Nil
Deemed market price as per 3.63
(b) (iv)
40.26
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Acceptance of Bonus Shares
Vesting Period Bonus Shares vest in equal
parts on 9 months and 18 months
of the Grant Date
Nature of interest Direct and Beneficial
In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to grant the abovementioned
Bonus Shares.
19 May 2014
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 19 May 2014
By: /s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title: Chief Executive Officer